Issuer Free Writing Prospectus, dated November 15, 2021
Filed Pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus Supplement dated November 15, 2021
Registration Statement No. 333-256055

Final Term Sheet

2.125% Senior Notes due 2028

This term sheet relates only to the securities described below and should be read together with Healthpeak Properties, Inc.’s preliminary prospectus supplement dated November 15, 2021 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated May 13, 2021, and the documents incorporated by reference and deemed to be incorporated by reference therein.

Issuer:	Healthpeak Properties,Inc.

Trade Date:	November 15, 2021

Settlement Date:	November 24, 2021 (T+7)

Anticipated Ratings (Moody’s/S&P/Fitch)*:	Baa1(Stable)/BBB+(Stable)/BBB+(Stable)

Securities Offered:	2.125% Senior Notes due 2028 (the “notes”)

Aggregate Principal Amount Offered:	$500,000,000

Maturity Date:	December 1, 2028

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2022 (long first coupon)

Benchmark Treasury:	1.375% due October 31, 2028

Benchmark Treasury Price/Yield:	99-06 / 1.498%

Spread to Benchmark Treasury:	+72 basis points

Yield to Maturity:	2.218%

Coupon:	2.125% per year

Price to Public:	99.398% of the principal amount, plus accrued interest, if any

*A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Optional Redemption Provisions:
Make-Whole Call:	Prior to October 1, 2028 (the “Par Call Date”), +15 basis points
Par Call:	On and after the Par Call Date, at par

CUSIP / ISIN:	42250P AD5 / US42250PAD50

Total Net Proceeds:	Approximately $493,865,000 after deducting underwriting discounts but before deducting estimated offering expenses payable by the Issuer.

Use of Proceeds:	The Issuer intends to fully allocate an amount equal to the net proceeds from this offering to finance or refinance, in whole or in part, one or more Eligible Green Projects (as defined in “Use of Proceeds” in the Preliminary Prospectus Supplement) within 12 months following the issuance of the notes. Pending such allocation, the Issuer intends to use the net proceeds from the offering for the repayment of debt, including outstanding borrowings under its revolving line of credit facility and/or any outstanding commercial paper.

Joint Book-Running Managers:	Wells Fargo Securities, LLC
J.P. Morgan Securities LLC
PNC Capital Markets LLC
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
RBC Capital Markets, LLC
Regions Securities LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

Senior Co-Managers	Capital One Securities, Inc.
Huntington Securities, Inc.
KeyBanc Capital Markets Inc.

Co-Managers	BNY Mellon Capital Markets, LLC
Fifth Third Securities, Inc.
R. Seelaus & Co., LLC

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751, J.P. Morgan Securities LLC collect at (212) 834-4533, PNC Capital Markets LLC toll-free at (855) 881-0697, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037 or Goldman Sachs & Co. LLC toll-free at (866) 471-2526.